                                                                       EXHIBIT 7

                             SHAREHOLDERS AGREEMENT

THE UNDERSIGNED:

1. The public company with limited liability organised and existing under the laws of the Netherlands VERSATEL TELECOM INTERNATIONAL N.V., with its registered office in Amsterdam, hereby duly represented by Raj Raithatha hereinafter: "VersaTel" or "Shareholder A";

2. VersaPoint organised and existing under the laws of Delaware, United States of America, NORTHPOINT COMMUNICATIONS GROUP, Inc, with its registered office in Delaware, hereby duly represented by Herman Bluestein hereinafter: "Guarantor";

3. The private company with limited liability in incorporation organised and existing under the laws of the Netherlands NORTHPOINT B.V. i.o., with its registered office in Amsterdam, hereby duly represented by Herman Bluestein hereinafter: "NorthPoint" or "Shareholder B";

4. The public company with limited liability in incorporation organised and existing under the laws of the Netherlands VERSAPOINT N.V. i.o., with its registered office in Amsterdam, hereby duly represented by Raj Raithatha hereinafter: "VersaPoint";

the parties under 1 and 3 hereinafter also jointly referred to as the "Shareholders" and each individually as a "Shareholder";

the parties under 1, 2, 3 and 4 hereinafter also jointly referred to as the "Parties" and each individually as a "Party"

WHEREAS:

- VersaTel and Guarantor through its wholly owned Subsidiary NorthPoint have agreed to establish a joint venture company for the purpose of offering competitive local access services on a primarily wholesale basis, using Digital Subscriber Line technologies, Internet Protocol and Content Hosting in key markets throughout Europe, whereby VersaTel and Guarantor (partly through its wholly owned Subsidiary NorthPoint) shall both contribute capital, labour and know-how, all in accordance with the AOPB and Commercial Services Agreement;

- VersaTel and Guarantor signed a document called "Proposed DSL Services 50:50 Joint Venture Business & Operating Principles" on 1 and 2 February respectively, which sets forth the principles for the business and operation of the joint venture company and certain related matters such as ownership, funding and governance;

- VersaTel and NorthPoint now wish to establish the joint venture company and wish to agree with respect to the operation of the joint venture company and certain related matters such as (but not limited to) ownership, funding and governance of the joint venture company, on the terms and conditions set forth below;

HAVE AGREED THE FOLLOWING:

DEFINITIONS

AGREEMENT                               THIS SHAREHOLDERS AGREEMENT
---------                               ---------------------------
AOPB.................................   The Annual Operation Plan and Budget, which includes the
                                        3-year business plan for VersaPoint in effect from time to time

Appraisers...........................   Independent qualified appraisers or investment banks as
                                        referred to in article 10.10

Articles of Association..............   The articles of association of VersaPoint in effect from
                                        time to time

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
AGREEMENT                               THIS SHAREHOLDERS AGREEMENT
---------                               ---------------------------
Capital Market Funding...............   The funding through the capital markets

Commercial Services Agreement........   The Commercial Services Agreement entered into by and
                                        between the Parties, dated the date hereof and attached
                                        hereto as Schedule 1

Committed Funding....................   The funding obligation of the Shareholders A and B as set
                                        forth in article 3.1

Employee Stock Option Plan...........   The employee stock option plan providing for the issuance of depositary receipts for C-Shares to employees and management
                                        (including Managing Directors and certain Supervisory
                                        Directors) of VersaPoint as will be in force from time to
                                        time

Fair Market Value....................   The fair market value of MDF sites and other DSL assets
                                        referred to in article 12.3, shall be 3 times the gross
                                        costs of property, plant and equipment

General Meeting of Shareholders......   The general meeting of holders of A-Shares, B-Shares and
                                        C-Shares

Listing..............................   A listing of the Shares on a stock exchange

Management Board.....................   The management board of VersaPoint

Managing Director....................   A member of the Management Board

Management Team......................   Key employees of VersaPoint that are part of the management team (not being members of the Management Board)

Non-disclosure Agreement.............   The Non-disclosure Agreement entered into by and between
                                        VersaTel and Guarantor, dated 15 January 2000 and attached hereto as Schedule 2

Permitted Business...................   The business of (i) developing, deploying and operating a
                                        DSL network in the Territory (as defined herein) and (ii)
                                        the provision of Primarily Wholesale Services (as defined
                                        herein), both as contemplated by the AOPB, and explicitly
                                        excluding (a) the construction of local access with fiber
                                        and/or radio, and (b)the construction of a backbone fiber
                                        network

Person...............................   Any individual, partnership, joint venture, firm,
                                        corporation, limited liability company, association, trust or any other entity or any government or political
                                        subdivision or an agency, department or instrumentality
                                        thereof, other than a Shareholder or a Subsidiary of a
                                        Shareholder

Primarily Wholesale Basis............   In its Territory, VersaPoint will operate primarily on a
                                        wholesale basis. For a period of 18 months after the signing of this Agreement, however, VersaPoint shall in the VersaTel
                                        Territory market operate exclusively on a wholesale basis, provided however, that VersaPoint may market its services in any manner it chooses (including, for example, on either a wholesale or retail basis) in the whole or a part of the
                                        VersaTel Territory within the aforementioned 18 months
                                        period, in order to take advantage of an opportunity or
                                        initiative that extends substantially outside of those areas

Proprietary Information..............   Patented inventions, data, methods, processes, drawings,
                                        specifications, designs, computer programs, know how and all other information not generally available to the public

Shareholder A........................   VersaTel and its Subsidiaries holding A-Shares jointly

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
AGREEMENT                               THIS SHAREHOLDERS AGREEMENT
---------                               ---------------------------
Shareholder B........................   NorthPoint and its Subsidiaries holding B-Shares jointly

Shareholders.........................   The holders of Shares

Shares...............................   Shares in the capital of VersaPoint, which includes
                                        A-Shares, B-Shares and C-Shares, as defined in article 2.2

Subsidiary...........................   A company or entity directly or indirectly controlled as
                                        meant in article 24a Book 2 of the Dutch Civil Code

Supervisory Board....................   The supervisory board of VersaPoint

Supervisory Director.................   A member of the Supervisory Board

Territory............................   The 15 current European Union Member States (i.e. The
                                        Netherlands, Belgium, Luxembourg, Germany, Sweden, Finland,
                                        Denmark, France, Spain, Portugal, Italy, Greece, Austria,
                                        Great Britain, Ireland), plus Norway and Switzerland

VersaPoint...........................   The joint venture company VersaPoint N.V.

VersaTel Territory...................   Belgium, the Netherlands, and those areas of Germany where
                                        VersaTel provides service from time to time

ARTICLE 1 -- PURPOSE AND OBJECTIVES OF THE JOINT VENTURE COMPANY

1.1 VersaPoint will build and operate competitive broadband local access network and offer a broad range of broadband access services on a primarily wholesale basis, in key markets throughout Europe, using DSL technologies, IP and Hosting, utilising VersaTel's market presence, local knowledge and existing facilities and operations wherever possible and Guarantor's and/or NorthPoint's technology, OSS system, proven processes and general know-how in deploying large scale DSL-based networks and services, all in accordance with the AOPB and Commercial Services Agreement;.

1.2 The Parties shall contribute labour, know-how and other support to VersaPoint as is further specified in the AOPB and Commercial Services Agreement.

ARTICLE 2 -- INCORPORATION OF VERSAPOINT; ISSUANCE OF SHARES; STOCK OPTION PLAN

2.1 The Shareholders A and B shall incorporate VersaPoint as a public company with limited liability organised and existing under the laws of the Netherlands with the name of VersaPoint N.V. if possible on 31 March 2000. The deed of incorporation, also containing the articles of association, is attached hereto as Schedule 3.

2.2 VersaPoint shall have an authorised capital of Euro 250.000.000, divided into 1.000.000.000 shares class A with a nominal value of Euro 0,10 each (the "A-Shares") and 1.000.000.000 shares class B with a nominal value of Euro 0,10 each (the "B-Shares") and 500.000.000 shares class C with a nominal value of Euro 0,10 each (the "C-Shares" and together with the A-Shares and the B-Shares, the "Shares").

2.3 The A-Shares may only be held by VersaTel and/or its Subsidiaries and the B-Shares may only be held by NorthPoint and/or its Subsidiaries. Any other Person may only hold C-Shares. In case of a transfer or issuance of Shares, the Shares transferred or issued shall upon transfer or issue be converted into the proper class of Shares that may be held by the acquiror in accordance with this article 2.3, provided, however, that C-Shares may not be converted into A-Shares or B-Shares unless article
       10.3 has been complied with.

2.4 Each Share shall have one vote in the General Meeting of Shareholders and each Share gives entitlement to a pro rata portion of the dividends declared. The rights attached to the A-Shares and B-Shares are equal.

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2.5    It is the intention that an Employee Stock Option Plan shall be incorporated, for which up to a maximum of 10% of the Shares outstanding from time to time shall be made available.

ARTICLE 3 -- FUNDING

3.1 The Shareholders A and B agree to (initially) participate either directly or through a Subsidiary in VersaPoint on an equal basis. Each Shareholder A and B commits to fund an amount of 50.000.000 Euro (fifty million Euro) in cash (the "Committed Funding") against the issuance of 500.000.000 Shares to each, always provided that (i) A-Shares will be issued to VersaTel and/or its Subsidiaries and B-Shares will be issued to NorthPoint and/or its Subsidiaries and (ii) the number of Shares issued shall always be in proportion to the amount of funding provided by such Shareholder relative to the amount of funding provided by the other Shareholder A or B.

3.2 In the event a Shareholder A or B fails to pay such part of the Committed Funding as is requested by VersaPoint in accordance with the AOBP and provided such Shareholder received such a request 10 days in advance, such Shareholder shall pay interest to VersaPoint on the unpaid portion of the amount due at an annual interest rate of eighteen percent (18%), compounded daily (which interest shall be treated as interest income of VersaPoint and not as a reduction of the amount due from the defaulting Shareholder), and, at the request of a Shareholder A or B who did not default, VersaPoint shall bring and maintain an action against the defaulting Shareholder for the entire amount due, including interest.

3.3 In addition to the Committed Funding Shareholders A and B may contribute the assets described in Schedules 5A and 5B attached hereto, provided that such contributions in kind shall only be allowed if Shareholders A and B mutually agree upon the value of such contributed assets. Shareholder A and B hereby agree that the value of the assets set forth on Schedule 5A and 5B shall be equal and shall not exceed 15 million Euro.

3.4 At the date of incorporation of VersaPoint the initial cash contribution of each Shareholder A and B amounts to 25.000.000 Euro, sufficient to fund the initial start-up costs and capital needs of VersaPoint. Each Shareholder A and B is obliged to provide the remainder of the Committed Funding within 10 business days after the CEO requests such in accordance with the AOPB.

3.5 One or more recognised international investment bankers, mutually agreed upon by both Shareholders A and B, will be appointed as soon as possible after the date hereof, with the goal of raising 500.000.000 Euro (five hundred million Euro) through Capital Market Funding in addition to the Committed Funding.

3.6 VersaPoint may at any time, subject to the provisions of this Agreement including but not limited to 7.3(c)(iii) and 7.4(a), raise funds in addition to the Capital Market Funding referred to in article 3.5 and the Committed Funding, in any form VersaPoint deems fit, provided (i) that such additional funding shall as much as possible be in the form of debt financing on the most favourable terms reasonably obtainable as to interest, repayment and security and (ii) that equity financing (which for the purposes of this article includes provisions that allow a lender a (potential) right to acquire Shares) always requires the prior approval of the Shareholders A and B. In case VersaPoint shall decide to undertake a debt financing to raise funds contemplated by the AOPB, but such debt is not reasonably obtainable without an equity increase, the Shareholders A and B shall approve an issuance of Shares requested by VersaPoint insofar as (a) such issuance is required in order to obtain sufficient debt financing and (b) the amount of equity raised will not exceed 10% of the total amount of funding (i.e. both debt and equity) raised.

3.7 Notwithstanding article 19.2, any disagreement between Shareholder A and Shareholder B regarding the material terms of, or pricing of Shares or warrants to be issued in relation to financing involving the issuance of Shares or warrants as contemplated by the second sentence of article 3.6, shall be settled in a final and binding manner by an independent investment bank who is not involved in the equity financing itself, appointed jointly by the Shareholders A and B and if they do not agree as to such appointment within 10 business days after the first request by either Shareholder A or B, each Shareholder A and B has the right to request the chairman of the Chamber of Commerce (Kamer van Koophandel ) in Amsterdam

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      to appoint such independent internationally recognized investment bank, which appointment shall then be binding on the Shareholders A and B. The fees of the investment bank shall be borne by VersaPoint.

3.8 In case VersaPoint decides to raise additional equity, the Shareholders A and B are at all times entitled, but not obliged, to maintain the percentage of Shares held by them at that time, always provided that in case VersaPoint decides to issue Shares in the context of a Listing or of a Capital Market Funding, such Shareholder's right to subscribe for those Shares shall be excluded.

3.9 The Shareholders do not have any funding obligations other than the Committed Funding.

ARTICLE 4 -- ACCESSION TO THE JOINT VENTURE BY A PERSON

4.1 Without prejudice to article 4.2 and subject to the approval of Shareholders A and B pursuant to article 7.2(c)(i), a Person may acquire a shareholding in VersaPoint. The issue price shall be agreed upon between the Shareholders A and B, but shall at any rate take into account the cash and non-cash contribution by both VersaTel and NorthPoint and the goodwill created by VersaPoint prior to such issue.

4.2 The approval of either Shareholder A or B as referred to in article 4.1 shall not be required in case VersaPoint decides to raise additional equity and (i) the amount of equity requested is not taken up in full by the Shareholders and (ii) the equity is raised in accordance with article
       3.6. In such case, VersaPoint and each Shareholder A and B may invite a Person to take up the equity not taken up by the Shareholders, provided that such Person shall be reasonably acceptable to the other Shareholder A or B and always subject to and without prejudice to article 4.3. Each Shareholder A and B shall fully co-operate with the issuance of C-shares to a Person pursuant to this article 4.2.

4.3    It will always be a condition to an issuance of Shares to a Person that
      (i) the Shares issued to a Person shall be C-Shares and (ii) such Person accedes to this Agreement (including the Non-disclosure Agreement) by informing the Shareholders in writing that such Person is bound to the provisions of this Agreement (including the Non-disclosure Agreement) just like the Shareholders, and shall comply with all obligations and be entitled to all rights conferred upon a Shareholder holding C-Shares pursuant to this Agreement (including the Non-disclosure Agreement).

ARTICLE 5 -- SUPERVISORY BOARD

5.1 VersaPoint will have a Supervisory Board which shall advise the Management Board of VersaPoint. The Supervisory Board shall consist of one or more Supervisory Directors who are appointed, suspended and dismissed by the General Meeting of Shareholders, all in accordance with article 5.3.

5.2 Each Shareholder A and B holding at least 10% of the outstanding share capital of VersaPoint (any C-Shares not taken into account) shall have the right to nominate one Supervisory Director and an additional Supervisory Director for each additional full 20% of the outstanding share capital of VersaPoint (any C-Shares not taken into account) held by such Shareholder.

5.3 The right to nominate the chairman of the Supervisory Board will alternate between Shareholder A and Shareholder B every year as from the date hereof, provided that a Shareholder A or B who holds less than 50% of the outstanding share capital of VersaPoint (any C-Shares not taken into account) shall not be entitled to nominate the chairman. VersaTel shall have the right to nominate the chairman during the 10,5 months period starting 31st March 2000 up to and including 15 February 2001 and NorthPoint shall have the right to nominate the chairman during the following 10,5 months period starting 16th February 2001 up to and including 31st December 2001. Thereafter the right to nominate the chairman shall alternate each following calendar year, starting with VersaTel having the right to nominate the chairman during 2002.

5.4 The Supervisory Board decides by simple majority vote in a meeting where a majority of the Supervisory Directors in office are present or represented. In case of a deadlock, the chairman of the Supervisory Board will cast the deciding vote. However, if the Supervisory Board does not resolve to adopt the AOPB proposed by the CEO pursuant to Article 9.2 by simple majority, the chairman cannot cast a deciding vote

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      if the AOPB is as a whole materially inconsistent with the previously adopted AOPB with respect to matters such as (but not limited to) target markets, the number of co-location sites, the number of lines, revenue, EBITDA and products offered, and the AOPB will then be referred to the Shareholders A and B for approval pursuant to article 7.2

5.5 The Shareholders undertake vis-a-vis each other to vote in the General Meeting of Shareholders -- and the Shareholders A and B shall vote in the combined meeting of holders of A-Shares and B-Shares -- for the Supervisory Director nominated for appointment by the Shareholders A and B in accordance with the provisions of this Agreement.

5.6 The above provisions apply mutatis mutandis to a proposal for the dismissal and the suspension of the Supervisory Director nominated by a Shareholder A or B.

5.7 The remuneration for the Supervisory Directors who are not employed by a Shareholder A or B or any of their group companies shall be up to 20.000 Euro per annum plus cost compensation and such Supervisory Directors shall be eligible to receive options under the Employee Stock Option Plan. Supervisory Directors who are employed by a Shareholder A or B or any of their group companies shall be compensated only for costs.

ARTICLE 6 -- MANAGEMENT BOARD AND MANAGEMENT TEAM

6.1 The Management Board of VersaPoint is in charge of the day to day operations of VersaPoint and its business in accordance with the terms of this Agreement, the Commercial Services Agreement and the AOPB.

6.2 The Management Board shall consist of such number of Managing Directors as shall be determined by the General Meeting of Shareholders. The Shareholders hereby resolve to set up a Management Board consisting of one Managing Director with the title of Chief Executive Officer.

6.3 The Managing Directors shall be appointed, suspended and dismissed by the General Meeting of Shareholders.

6.4 If the performance of VersaPoint does not meet in all material respects the targets set in the then current AOPB by the Supervisory Board for the purposes of this article 6.4, for at least 2 consecutive quarters, each Shareholder A and B has the right to request the dismissal of the CEO within a period of 3 months after the end of any two such consecutive quarters, and the other Shareholders shall then vote in favour of such a proposal.

6.5 The CEO has full authority to hire and fire members of the management team (who shall not be members of the Management Board) and other employees of VersaPoint, including employees seconded by VersaTel or NorthPoint.

ARTICLE 7 -- DECISION MAKING

7.1 All resolutions of the General Meeting of Shareholders shall be taken with a simple majority of the votes cast, provided that a resolution shall only be validly taken if a simple majority of the votes cast on the A-Shares and B-shares in a meeting in which at least the majority of the A-Shares and B-Shares is present or represented also votes in favour of the resolution.

7.2 The following resolutions require the approval of each of the Shareholders A and B:

      a) The appointment, suspension and dismissal of the Managing Directors (to the extent allowed under applicable law and if not so allowed, with a maximum qualified majority as shall be allowed);

      b) The adoption of the AOPB proposed by the CEO pursuant to Article 9.2 insofar as it is, as a whole, inconsistent with the previously adopted AOPB with respect to matters such as (but not limited to) target markets, the number of co-location sites, the number of lines, revenue, EBITDA and products offered;

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       c)    The following decisions insofar as not contemplated by the AOPB:

          i.    issuance of Shares;

          ii.    the amendment of the Articles of Association;

          iii.   the dissolution or liquidation of VersaPoint;

          iv. the declaration or payment of any dividend or the repurchase by VersaPoint of any of its outstanding Shares;

          v.    approval of decisions of the Management Board pursuant to
                article 7.4;

          vi.   the appointment of auditors of VersaPoint.

7.3 The decisions of the Management Board (either with respect to the management of VersaPoint or in its capacity as authorised corporate body of VersaPoint as shareholder of its subsidiaries) that require the prior approval of the Supervisory Board are the following:

      a) Adoption of the Employee Stock Option Plan and the distribution of options pursuant thereto other than to Managing Directors;

      b) Decisions not contemplated by the AOPB but otherwise relating to matters within the scope of the Permitted Business involving an amount not exceeding 5 million Euro individually or 15 million Euro in the aggregate;

      c)    The following decisions contemplated by the AOPB:

          i. To make any investment or other expenditure that is contemplated by the AOPB and exceeding the amount of 5 million Euro;

          ii. To grant a loan other than granting credit facilities in the ordinary course of business, to (i) customers, and (ii) Subsidiaries of VersaPoint;

          iii. Taking out any loan or the entering into any other financial arrangement for an amount exceeding 5 million Euro, other than the withdrawal of any amounts pursuant to a credit facility for which approval has already been obtained in accordance with this provision;

          iv. Entering into a suretyship, guarantee agreement or otherwise accepting liability for the debts of a Person by VersaPoint or a Subsidiary of VersaPoint;

          v. To purchase, transfer, rent, lease or encumber assets involving an amount exceeding 1 million Euro individually or 3 million Euro in the aggregate;

          vi. The entering into or terminating agreements regarding the granting of licenses and/or transfer of intellectual property rights owned or licensed by VersaPoint or its Subsidiaries involving an amount exceeding 1 million Euro individually or 3 million Euro in the aggregate;

      d) Unless the urgency of the matter requires immediate action and prior approval of the Supervisory Board cannot reasonably be obtained, the entering into legal proceedings or settlements involving an amount exceeding 1 million Euro individually or 3 million Euro in the aggregate;

      e) Appointed or dismissal of member of the management board of a Subsidiary of VersaPoint and determining or amending the employment conditions of the members of the Management Team or the management board of a Subsidiary of VersaPoint (subject to approval of the relevant member of the Management Team or the management board of a Subsidiary of VersaPoint);

      f) The entering into or terminating of any long term agreements (other than a joint venture or partnership) with a Person;

      g) Other items as notified to the Management Board by the combined meeting of holders of A-Shares and B-Shares.

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7.4    The decisions of the Management Board (either with respect to the management of VersaPoint or in its capacity as authorised corporate body of VersaPoint as shareholder of its Subsidiaries) that require the prior approval of the General Meeting of Shareholders are the following:

      a) Decisions not contemplated by the AOPB involving an amount exceeding 5 million Euro individually or 15 million Euro in the aggregate or otherwise relating to matters outside the scope of the Permitted Business;

      b) the issuance of shares, delegation of the power to issue shares, granting rights to acquire shares by a Subsidiary of VersaPoint;

      c) the acquisition of its own shares, reducing its share capital, the issuance of debt instruments by a Subsidiary of VersaPoint;

      d) to file a petition for involuntary liquidation or suspension of payments or similar status in another jurisdiction for VersaPoint or a Subsidiary of VersaPoint;

      e) the amendment of the articles of association of a Subsidiary of VersaPoint;

      f) the dissolution of a Subsidiary or otherwise causing a Subsidiary of VersaPoint to cease to exist;

      g) the entering into or terminating a joint-venture or partnership with a Person;

      h) entering into or terminating arrangements whereby VersaPoint or a Subsidiary of VersaPoint takes over the management control of other companies (not being VersaPoint or a Subsidiary of VersaPoint);

      i) to acquire any interest (in whole or in part) in any company (whether a Subsidiary or another company), or to expand the business either by establishing a new branch or otherwise insofar as not contemplated by the AOPB, by VersaPoint or a Subsidiary of VersaPoint;

      j) to dispose of any interest (in whole or in part) in any company (whether a Subsidiary of VersaPoint or another company), by VersaPoint or a Subsidiary of VersaPoint;

      k) a material change in the business or strategy of VersaPoint or a Subsidiary of VersaPoint insofar as not contemplated by the AOPB;

      l) ceasing or disposing all or a substantial part of the business of VersaPoint or a Subsidiary of VersaPoint;

      m) to determine or amend the principle underlying the preparation of the annual accounts of VersaPoint and its Subsidiaries;

      n) the entering into, amending or terminating agreements or other transactions of any kind by VersaPoint or a Subsidiary of VersaPoint with a group company, a Shareholder or its group companies, a Managing Director, Supervisory Director, or a company in which a Shareholder, Managing Director or Supervisory Director has an interest in the management board, supervisory board or as a shareholder;

      o) the transfer or encumbrance of shares and exercising voting rights on shares in the capital of a Subsidiary of VersaPoint;

      p) a proposal for a legal merger or split-up (demerger) of VersaPoint or a Subsidiary of VersaPoint;

      q) the distribution of options to Managing Directors pursuant to the Employee Stock Option Plan.

7.5 In case the urgency of the matter requires immediate action and the prior approval of the General Meeting of Shareholders or the Supervisory Board for a decision of the Management Board required pursuant to article 7.3 and 7.4 cannot reasonably be obtained, the Management Board shall take such action as is in the best interest of VersaPoint or VersaPoint and its Subsidiaries taken as a whole. The Management Board shall inform the General Meeting of Shareholders or the Supervisory Board as soon as reasonably possible, at any rate in writing not later than 1 week after such action has been taken.
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7.6    The Parties hereby agree that the procedures required in the Articles of
      Association or this Agreement regarding the approval of decisions of the Management Board also apply if it pertains to such decisions of (bodies of) Subsidiaries of VersaPoint, such that the Supervisory Board or the General Meeting of Shareholders shall be able to decide on any such matters affecting a Subsidiary of VersaPoint in the same manner it would be when such matter would affect VersaPoint. The Parties agree to use their best endeavours to accomplish this, either by providing management instructions to the management board of the Subsidiaries of VersaPoint, by amending the articles of association of such Subsidiaries, or by any other means possible under the laws applicable to the relevant Subsidiary.

ARTICLE 8 -- INFORMATION; ANNUAL ACCOUNTS

8.1 Within 15 business days after the end of each quarter and within 21 business days after the end of each financial year, VersaPoint will provide the Shareholders A and B with a consolidated profit and loss statement/consolidated balance sheet (accompanied by sufficient notes) and cash flow reports pertaining to the previous period, all accompanied with explanatory notes from the Management Board.

8.2 Each Shareholder A and B has the right at all times to gather all information about VersaPoint, its Subsidiaries and the enterprise they operate, through an audit or otherwise, which such Shareholder deems appropriate. VersaPoint shall co-operate with such Shareholder (and the advisors it has engaged) in so doing, as well as grant access to its site(s) and grant access to its accounts, books and records and those of its Subsidiaries during normal business hours. Such Shareholder A or B shall consult with the other Shareholder A or B about its findings, if such other Shareholder A or B indicate their desire to do so. The costs of the advisors engaged in this respect by the relevant Shareholder and any costs incurred by VersaPoint in this respect (such as personnel costs and VersaPoint accountant engaged for the investigation) shall be borne by the Shareholder who incurred such costs.

8.3 The CEO shall submit to the Shareholders VersaPoint's (consolidated) annual accounts for adoption to the General Meeting of Shareholders within five months after the close if the financial year, along with a "management letter" drawn up by VersaPoint's auditors, and including an unqualified opinion by VersaPoint's auditors.

8.4 The Shareholders A and B shall agree upon the appointment of auditors of VersaPoint as soon as possible after the date hereof pursuant to article
      7.2 (c)(iv). The annual accounts of VersaPoint shall be drawn up in accordance with generally accepted accounting principles in the United States. The financial year of VersaPoint shall be equal to the calendar year. The first financial year shall end on 31 December 2000.

ARTICLE 9 -- ANNUAL OPERATING PLAN AND BUDGET, BUSINESS PLAN

9.1 The AOPB for the present calendar year and for the two subsequent years which follows as agreed between the Parties is attached hereto as Schedule 4.

9.2 No later than on 1 October of every year, the CEO shall submit a proposal for the Annual Operating Plan and Budget for the coming year and a Business Plan for the two subsequent financial years which follow, to the Supervisory Board for approval pursuant to article 5.4 If the AOPB is neither approved by the Supervisory Board in accordance with article 5.4 nor by the Shareholders A and B in accordance with article 7.2, then the AOPB then in force shall remain in force until such time as a revised AOPB shall be approved in accordance with articles 5.4 and 7.2.

9.3 The business of VersaPoint shall be conducted in the best interest of VersaPoint on sound profit-making commercial principles. The AOPB in force from time to time shall be the basis for the operations of VersaPoint.

ARTICLE 10 -- ENCUMBRANCE AND TRANSFER OF SHARES

10.1 The Shareholders A and B undertake vis-a-vis one another -- without prejudice to the provisions in the offer scheme as included in the Articles of Association -- not to transfer the legal and/or economic ownership of the Shares held by them, with the exception of the extent to which:
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      (i)   the transfer and conveyance pertains to the full -- in other words, legal and economic -- ownership of the Shares transferred by the relevant Shareholder;

       and

      (ii) the transfer and conveyance is permitted pursuant to this Agreement;

       and

      (iii) the party to whom the relevant Shares in VersaPoint are being transferred has informed VersaPoint and the non-transferring Shareholder(s) in writing that same is bound to the provisions of this Agreement just like the transferring Shareholder, and shall comply with all obligations of the transferring Shareholder, in return for which he can claim all rights of the transferring Shareholder under this Agreement, without prejudice to article 2.3.

10.2 If Shareholder A or B receives and wishes to accept a bona fide offer by a Person to purchase all or part of his Shares (the "Accepting Shareholder") the Accepting Shareholder must first offer in writing its Shares to the other Shareholder A or B for the same price per Share as offered to the Accepting Shareholder by the Person and moreover also under the same conditions (the "Offer"). Any non-cash part of the Offer by the Person shall be valued in accordance with article 10.10. The other Shareholder A or B may accept the Offer in writing within 45 days after the date of the Offer. Alternatively, the other Shareholder A or B may request the Accepting Shareholder in writing within 45 days after the date of the Offer that the Accepting Shareholder also offers all or a proportionate part of the Shares of such other Shareholder A or B to the Person, for the same price per Share as offered to the Accepting Shareholder and moreover also under the same conditions. If a Shareholder A or B makes such a request, the Accepting Shareholder can only transfer his Shares to the Person if the Person accepts to also acquire the Shares offered and held by the other Shareholder A or B who make(s) the aforementioned request.

10.3 Neither Shareholder A or B shall acquire Shares from any Person unless prior to such acquisition the acquiring Shareholder A or B shall have offered the other Shareholder A or B the opportunity to acquire a proportionate part of the Shares proposed to be acquired on the same terms. The first 3 sentences of article 10.2 apply mutatis mutandis to such offer by a Person to sell its Shares.

10.4 Insofar as article 10.2 is in conflict with the offer scheme contained in the Articles of Association, article 10.2 shall have priority over the Articles of Association. The price referred to in article 12.6 of the Articles of Association shall be the price per Share as offered to the Accepting Shareholder by the Person as meant in article 10.2 of this Agreement. The Shareholders A and B herewith waive any of their rights under the Articles of Association insofar as these rights would be in conflict with the rights and obligations of the Shareholders A and B under article 10.2 of this Agreement.

10.5 For the purposes of article 10.2 a transfer of the majority of the shares in a Shareholder A or B or of the shares in a Person (which for the purposes of this article includes group companies of a Shareholder) directly or indirectly holding shares in a Shareholder A or B, not being VersaTel or Guarantor, shall be considered to be a transfer of Shares in the capital of VersaPoint and article 10.2 shall apply mutatis mutandis, i.e. such Shareholder shall then be considered to offer a proportionate part of its Shares to the other Shareholder A or B. The price of the Shares offered pursuant to this article 10.5 shall be calculated in accordance with article 10.10.

10.6 Without prejudice to the other provisions in this Article 10, each Shareholder A and B is entitled to freely transfer its Shares to a Subsidiary. Article 10.2 does not apply to such a transfer. The Shareholders shall co-operate with such a transfer at all times and agree to waive their rights arising on this transfer under the provisions of the offer scheme contained in the Articles of Association.

10.7 If a Shareholder becomes insolvent or goes bankrupt, that Shareholder is obliged to offer its Shares to the other Shareholders, all in accordance with the offer scheme contained in the Articles of Association.

10.8 In addition to article 10.7 and any other rights a Party may have, if a Shareholder fails to perform a material obligation pursuant to this Shareholders Agreement or the Commercial Services Agreement or
      the AOPB, a Party may request that a Shareholder offers its Shares to the other Shareholder(s) -- or in the case of a default by Guarantor, that Shareholder B offers its Shares -- and if the default is capable of being remedied, such failure continues for 30 days after such Shareholder has received a written default notice. The period of 30 days shall be prolonged with a period reasonably necessary to remedy the default, provided that (i) the remedy was initiated within the 30 days period and
      (ii) the defaulting Shareholder shall -- at its cost -- do all that is reasonably required to effect the remedy within the shortest possible period of time.

10.9 The Articles of Association of VersaPoint provide that the Shares can be encumbered with a right of usufruct or a right of pledge subject to the approval of the General Meeting of Shareholders. The conferral of voting rights is excluded. The Shareholders A and B undertake vis-a-vis one another not to encumber or otherwise grant rights with respect to the Shares they hold with a right of usufruct or right of pledge or in any other way without the prior, written approval of the General Meeting of Shareholders.

10.10 In the event the purchase price offered to the Accepting Shareholder in article 10.2 includes any property other than cash ("Non-cash Consideration"), such purchase price shall be deemed to be the amount of any cash included in such purchase price plus the fair market value of the Non-cash Consideration. The fair market value of the Non-cash Consideration (the "Property Value") shall be agreed upon between the Accepting Shareholder and the other Shareholder A or B within 10 business days after receipt of the Offer. Failing such agreement, the Property Value shall be determined by Appraisers, selected by each Shareholder A and B, provided, that if a Shareholder A or B fails to appoint an Appraiser within 10 days following the expiration of such 10 business day period, the Property Value shall be determined by the Appraiser who submitted an appraisal. If two Appraisers are selected, each Appraiser shall submit to the Shareholders A and B their respective appraisals within 30 days after their selection. If the discrepancy between the Appraisals is equal to or greater than 5% of the higher appraisal, then within 10 business days after receipt of the appraisals, a third Appraiser mutually selected by the Shareholders A and B who caused the appraisals to be submitted (or if they cannot so select then selected by the first two Appraisers), shall choose between the two appraisals, which selection shall constitute a final determination of the Property Value and shall be binding upon the Shareholders A and B. If the discrepancy between the appraisals of the first two Appraisers is less than 5% of the higher appraisal, then the Property Value shall be the average of the two appraisals. The fees of each of the first two Appraisers shall be borne by the Shareholder which selected it and the fees of the third Appraiser, if any, shall be borne equally by the Shareholders A and B. This article
      10.10 shall also apply to any determination of the fair market value of Shares for purposes of article 10.5.

ARTICLE 11 -- LISTING

11.1 The Parties endeavour that the Shares shall be listed on a stock exchange ("Listing") as soon as possible, but in any case within a time frame agreed by the Shareholders A and B, anticipated to be within 18 months after the date of this Agreement.

11.2 A Listing may be decided upon by the General Meeting of Shareholders. If the General Meeting of Shareholders resolves to a Listing, all Shareholders will co-operate in all the actions necessary for such Listing. In the event of a Listing, each Shareholder shall be entitled (but not obliged) to offer its Shares or in case of a partial listing, part of its Shares pro rata to their respective holdings, on equal terms and conditions, subject to any lock-up and other requirements by the investment banker and the relevant Stock Exchange(s). The Shareholders undertake vis-a-vis one another that they shall not proceed with a listing of the Shares without a resolution by the General Meeting of Shareholders to that effect and before all Shareholders have been given the opportunity to participate in the Listing as set forth in this article.

11.3 In the event the Shares have not been the subject of a Listing within 36 months of the date hereof, and an independent investment banker reasonably believes that no such Listing will occur during the succeeding 12 months, then, at the request of Shareholder B, VersaPoint and Shareholder A take all action necessary to convert VersaPoint to a B.V.

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ARTICLE 12 -- NON-COMPETE

12.1 Except as otherwise provided in this article 12, neither Party shall compete, directly or indirectly, with the Permitted Business of VersaPoint, provided that each Party will be permitted to resell VersaPoint's services.

12.2 Notwithstanding 12.1, VersaTel has the right to be engaged in the Permitted Business of VersaPoint in order to build out and operate MDF sites and other DSL assets where VersaTel's engagement in such Permitted Business is incidental to its other telecommunications operations (to be) conducted in that local area, at its own cost and for its own benefit, either through building out itself or through an acquisition under the terms set forth in article 12.3 and 12.5.

12.3 If VersaTel wishes to build out and operate MDF sites and other DSL assets as meant in article 12.2, then (i) VersaTel shall first request VersaPoint to build out and operate MDF sites and other DSL assets as required by VersaTel and (ii) if VersaPoint declines to do so, VersaTel gives an order to VersaPoint to build the MDF sites and other DSL assets at the cost and for the benefit to VersaTel, and (iii) if VersaPoint lacks the resources to do so, VersaTel will build out and operate the MDF sites and other DSL assets in a manner conforming to the specifications set by VersaPoint utilizing VersaPoint's OSS and compatible with VersaPoint's network platforms, back office and infrastructure, at VersalTel's cost.

12.4 VersaPoint has at any time (subject to regulatory and contractual limitations) the right -- and if VersaTel wishes to transfer the MDF sites and other DSL assets to a Person, VersaPoint has a first right -- to acquire the MDF sites and other DSL assets built out and operated by VersaTel pursuant to article 12.2 and 12.3 at any time at a Fair Market Value. If VersaPoint wishes to build out its business into an MDF site where VersaTel has a MDF site and other DSL assets built out pursuant to the procedures set forth in article 12.2 and 12.3, VersaPoint has the obligation to buy the MDF site and other DSL assets from VersaTel. If VersaPoint wishes to acquire 80% or more of the MDF sites and other DSL assets built out by VersaTel pursuant to article 12.2 and 12.3 in a certain metropolitan area, VersaPoint shall have the obligation to acquire all of those MDF sites and other DSL assets built out by VersaTel in such metropolitan area, at a Fair Market Value. If VersaPoint wishes to acquire less than 80% of the MDF sites and other DSL assets in an area where VersaTel has already built out MDF sites and other DSL assets pursuant to article 12.2 and 12.3, VersaPoint shall have the right to acquire those MDF sites and other DSL assets from VersaTel, at a Fair Market Value. No obligation pursuant to this article 12.4 exists if and to the extent VersaPoint has already initiated the acquisition of MDF sites itself and incurred substantial costs in that respect.

12.5 If VersaTel acquires MDF sites and other DSL assets through an acquisition as meant in article 12.2, VersaTel shall offer those to VersaPoint within 10 business days after closing of the acquisition, and VersaPoint shall then (subject to regulatory and contractual limitations) have the right to acquire all (but not some) of those MDF sites and other DSL assets at a value to be mutually agreed upon. If VersaTel and VersaPoint do not agree on the value within 45 days after the acquired assets were offered by VersaTel to VersaPoint, VersaTel shall be entitled to retain those MDF sites and other DSL assets acquired by it and either operate them itself or sell it to a Person.

ARTICLE 13 -- SECRECY; PROPRIETARY INFORMATION

13.1 Each of the Parties shall observe confidentiality regarding the contents of this Agreement, as well as regarding the substance and the course of the negotiations held between the parties in that respect, except insofar as there is a legal requirement to make statements, in which case the statements shall only be made after mutual consultation. The Parties undertake vis-a-vis VersaPoint to also observe confidentiality regarding corporate information of VersaPoint which is made available to them. The Shareholders are, however, free -- in consultation with VersaPoint -- to provide relevant information pertaining to VersaPoint and its subsidiaries to a possible buyer (who is bound by a confidentiality agreement) of its Shares as referred to in Article 10 of this Agreement.

13.2 None of the Parties shall make any statement or provide information to third parties regarding the contents of this Agreement without prior consultation with and the approval of the other Parties. Such applies particularly to any public announcements, for example in the form of a press release.

13.3 Each of the Parties shall keep confidential the Proprietary Information of the other Party/Parties and VersaPoint in accordance with the terms of the Non-disclosure Agreement.

ARTICLE 14 -- INDEMNIFICATION; GUARANTEE

14.1 Each Party agrees to indemnity and hold VersaPoint harmless from and against all damages, losses or expenses suffered or paid by VersaPoint as a result of or arising out of such Party's failure to perform a material obligation pursuant to this Shareholders Agreement, the AOPB, the Non-disclosure Agreement or the Commercial Services Agreement.

14.2 Guarantor guarantees the proper performance of NorthPoint's obligations under this Agreement (including the obligations pursuant to article 14.3), the AOPB and Commercial Services Agreement and other related agreements, and shall be jointly and severally liable for such obligations as if it were its own obligations.

14.3 Without prejudice to the obligations of Guarantor pursuant to article 14.2, VersaTel and NorthPoint shall guarantee the proper performance by each of their Subsidiaries, to which they have transferred all or part of their Shares pursuant to article 10.6, of any obligations under this Agreement, the AOPB and Commercial Services Agreement and other related agreements.

ARTICLE 15 -- MISCELLANEOUS

15.1 This Agreement, together with the AOPB, Commercial Services Agreement and the Non-disclosure Agreement contain all agreements which have been made between the Parties regarding the subject matter hereof and replaces all previous agreements concluded between the parties regarding the subject matter of this Agreement, including the Proposed DSL Services 50:50 Joint Venture Business & Operating Principles referred to in the recitals. Notwithstanding the above, the Non-disclosure Agreement shall remain in force and effect.

15.2 In case of any inconsistencies between this Agreement, the Articles of Association, the AOPB, the Commercial Services Agreement and the Non-disclosure Agreement, (i) this Agreement (including the Non-disclosure Agreement incorporated herein by reference) will have priority over all other agreements including the Articles of Association (insofar as permit ted under applicable law) and (ii) the Commercial Services Agreement shall have priority over the AOPB.

15.3 None of the Parties to this Agreement shall transfer its rights under this Agreement to a Person without the written approval of the other Parties, subject to the extent to which the transfer is explicitly permitted pursuant to this Agreement.

15.4 If a provision in this Agreement is invalid (due to a conflict with a legal requirement), the other provisions shall remain in full force. In that case, the Parties shall replace the invalid provision with a provision in accordance with the object and purport of this Agreement, so that the new provision differs from the invalid provisions as little as possible.

15.5 The Schedules to this Agreement form an integral part of this Agreement and any reference to this Agreement shall also entail a reference to the aforementioned annexes and vice versa

15.6 The headings used are for convenience of reference only and shall not be taken into consideration in interpreting this Agreement.

ARTICLE 16 -- TERM

16.1 This Agreement remains in force for an unlimited period of time, but at any rate terminates (i) with respect to a Shareholder when such Shareholder no longer holds any Shares except for the obligations pursuant to article 12, which shall remain in force for a period of 1 year after termination, (ii) if VersaPoint is dissolved, all without prejudice to rights and obligations arisen prior to termination and articles 13 up to and including
      19 shall survive any termination of this Agreement, for whatever reason.

16.2 In case of a Listing, this Agreement shall remain in force and the Parties shall consult each other in good faith with a view to amending such arti cles which are incompatible or inconsistent with a Listing and the relevant Stock Exchange Rules and insofar as such articles cannot be so amended to retain their essence, such articles shall cease to apply.

16.3 In case the Shareholders Agreement terminates vis-a-vis a Shareholder, any commercial agreements among (amongst others) such Shareholder and VersaPoint, will continue to be in force on the same terms and conditions for a period of at least 3 years after such termination or as may be provided in the relevant individual agreements.

ARTICLE 17 -- NOTIFICATIONS

      All notifications to be given to a Party pursuant to this Agreement must be effected by fax or e-mail and confirmed by registered letter and sent to the fax numbers of e-mail addresses set forth below and the postal addresses shown above or to such other fax number, e-mail or postal address as one of them has informed the others of in writing (by registered letter) and if to VersaPoint, with a copy to the other Shareholder(s).

ARTICLE 18 -- COSTS

      All costs in connection with this Agreement and related agreements, including the incorporation of VersaPoint will be borne by VersaPoint.

ARTICLE 19 -- APPLICABLE LAW AND DISPUTES

19.1   This Agreement is governed by Dutch law.

19.2 All disputes which may arise pursuant to the present Agreement or pursuant to further agreements ensuing from this Agreement other than disputes referred to in article 3.7, 10.10 and 12.2 shall be finally settled by the competent Courts of the Netherlands.

Thus signed in Amsterdam on 8 March 2000

                                                                                             Bloestein
Raimatha
                                                                 NorthPoint Communications Group, Inc.
VersaTel Telecom International N.V.
Bloestein                                                                                     Raimatha
NorthPoint B.V. i.o.                                                              VersaPoint N.V. i.o.

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